## Contact

www.linkedin.com/in/steve-sleigh-281a4811 (LinkedIn)

## Top Skills

Private Equity

Strategic Planning

Public Speaking

# Steve Sleigh

President at Sleigh Strategy LLC

Chevy Chase, Maryland, United States

## Summary

Twenty plus years of deal making that create value for investors, businesses, and workers.

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## Experience

**Sleigh Strategy LLC**
President
April 2015 - Present (8 years 8 months)
Washington D.C. Metro Area

Providing strategic consultation to labor, business, and finance.

**IAM National Pension Fund and Benefit Trust**
Fund Director
April 2011 - March 2015 (4 years)
Washington, District of Columbia, United States

**The Yucaipa Companies**
Partner
September 2006 - March 2011 (4 years 7 months)
Los Angeles, California, United States

Deal sourcing, fund raising, and governance of portfolio companies.

**International Association of Machinists and Aerospace Workers**
Director of Strategic Resources
1994 - 2006 (12 years)

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## Education

**The Graduate Center, City University of New York**
PhD, sociology · (1988 - 1991)

**Harvard Kennedy School**
MPA, public policy, finance, labor relations. · (1986 - 1987)

University of Massachusetts Amherst

BA, Labor Relations · (1984 - 1986)

Harvard University

Master of Public Administration - MPA